                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 3)


                            WOMEN.COM NETWORKS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    978149102
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                              STEVEN A. HOBBS, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000




             (Date of event which requires filing of this statement)



/ /      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

--------------------------                                ----------------------
CUSIP No. 978149102                   13D                         Page 2
                                                                       -
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST COMMUNICATIONS, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS


------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     / /
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS            ------- ----------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                    21,539,418
       REPORTING          ------- ----------------------------------------------
      PERSON WITH           9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,539,418
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,539,418
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                     /X/
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------                               ----------------------
CUSIP No. 978149102                   13D                         Page 3
                                                                       -
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST MAGAZINES PROPERTY, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS


------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     / /
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NEVADA
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS            ------- ----------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                    21,539,418
       REPORTING          ------- ----------------------------------------------
      PERSON WITH           9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,539,418
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,539,418
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                     /X/
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

----------------------------                              ----------------------
CUSIP No. 978149102                   13D                         Page 4
                                                                       -
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             COMMUNICATIONS DATA SERVICES, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS


------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     / /
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             IOWA
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS            ------- ----------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                    21,539,418
       REPORTING          ------- ----------------------------------------------
      PERSON WITH           9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,539,418
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,539,418
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                     /X/
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

----------------------------                              ----------------------
CUSIP No. 978149102                   13D                         Page 5
                                                                       -
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST HOLDINGS, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS


------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     / /
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS            ------- ----------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                    21,539,418
       REPORTING          ------- ----------------------------------------------
      PERSON WITH           9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,539,418
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,539,418
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                     /X/
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

----------------------------                              ----------------------
CUSIP No. 978149102                   13D                         Page 6
                                                                       -
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THE HEARST CORPORATION
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS


------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     / /
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS            ------- ----------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                    21,539,418
       REPORTING          ------- ----------------------------------------------
      PERSON WITH           9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,539,418
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,539,418
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                     /X/
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

----------------------------                              ----------------------
CUSIP No. 978149102                   13D                         Page 7
                                                                       -
============ ===================================================================
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THE HEARST FAMILY TRUST
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) / /
                                                                 (b) / /
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS


------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                     / /
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             CALIFORNIA
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS            ------- ----------------------------------------------
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
          EACH                    21,539,418
       REPORTING          ------- ----------------------------------------------
      PERSON WITH           9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  21,539,418
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,539,418
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                     /X/
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.9%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             OO (testamentary trust)
============ ===================================================================

                                 SCHEDULE 13D/A

ITEM 1            SECURITY AND ISSUER

         This Amendment No. 3, which relates to the shares of common stock, $.001 par value per share (the "Common Stock"), of Women.com Networks, Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission on November 1, 1999 (the "Statement"), as amended by Amendment No. 1 filed on April 11, 2000 and Amendment No. 2 filed on June 30, 2000. The Issuer's principal executive offices are located at 1820 Gateway Drive, Suite 100, San Mateo, California 94404.

ITEM 2            IDENTITY AND BACKGROUND

         (a) - (c) This Amendment No. 3 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

         Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

         Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

         CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

         Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

         Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.

ITEM 4            PURPOSE OF THE TRANSACTION

         Hearst Communications is continually reviewing its equity position in the Issuer and expects to continue to explore opportunities to acquire additional shares of the Issuer through privately negotiated transactions, open market purchases, purchases directly from the Issuer or otherwise. There can be no assurance as to when or whether any future transactions might occur or the precise number of shares that Hearst Communications may acquire.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As of October 26, 2000, the Reporting Persons own 21,539,418 shares of Common Stock of the Issuer (the "Securities"). Hearst Communications is the direct, beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, for purposes of this Statement: (i) Hearst Communications is reporting that it shares the power to direct the voting and disposition of the total of 21,539,418 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the voting and disposition of the 21,539,418 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 45.9% of the as adjusted shares of Common Stock outstanding.

         In August 2000, Lifetime Entertainment Services entered into an agreement with the Issuer pursuant to which the Issuer agreed to purchase advertising and promotion of the Issuer on Lifetime's television network. Lifetime concurrently entered into a separate agreement with the Issuer pursuant to which Lifetime agreed that, on January 1, 2001, Lifetime will purchase 2,250,204 shares of the Issuer's Common Stock for an aggregate purchase price of $8.6 million. The purchase price for the shares will be paid by the issuance of a promissory note in the principal amount of $8.6 million. The shares will be deposited in escrow against delivery of the note on January 1, 2001. As the note is repaid, shares will be released from escrow. While the shares are in escrow, Lifetime will be entitled to receive dividends and to exercise voting rights with respect to the shares. The closing of the common stock purchase is subject to the satisfaction of customary closing conditions. Hearst indirectly owns a 50% interest in Lifetime. A company that is unaffiliated with Hearst owns the remaining 50% interest in Lifetime. Hearst disclaims beneficial ownership of the shares of Common Stock owned by Lifetime, except to the extent of Hearst's pecuniary interest in the shares.

         (c)(2) Since filing Amendment No. 2, Hearst Communications satisfied its obligations under an outstanding subordinated convertible note to deliver 131,041 shares of Common Stock of the Issuer owned by Hearst Communications to the holder of the note upon the submission of the note to Hearst Communications. The aggregate adjusted principal amount of the note was $1,310,417.95. By its terms, the note was deemed to have been converted into Common Stock of the Issuer at the time that the Issuer completed its initial public offering in October 1999. Hearst Communications received no proceeds from the conversion of the note.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

         (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2000


                                    HEARST COMMUNICATIONS, INC.



                                    By:
                                        /s/ James M. Asher
                                        ----------------------------------------
                                        Name: James M. Asher
                                        Title: Senior Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2000


                                    HEARST MAGAZINES PROPERTY, INC.



                                    By: /s/ James M. Asher
                                        ----------------------------------------
                                        Name: James M. Asher
                                        Title: Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2000


                                    COMMUNICATIONS DATA SERVICES, INC.



                                    By: /s/ James M. Asher
                                        ----------------------------------------
                                        Name: James M. Asher
                                        Title: Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2000


                                    HEARST HOLDINGS, INC.



                                    By: /s/ James M. Asher
                                        ----------------------------------------
                                        Name: James M. Asher
                                        Title: Senior Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2000


                                    THE HEARST CORPORATION



                                    By: /s/ James M. Asher
                                        ----------------------------------------
                                        Name: James M. Asher
                                        Title: Senior Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 31, 2000


                                    THE HEARST FAMILY TRUST



                                    By: /s/ Mark F. Miller
                                        ----------------------------------------
                                        Name: Mark F. Miller
                                        Title: Trustee

                                   SCHEDULE I


       Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

NAME                                              PRESENT OFFICE/PRINCIPAL
----
                                                  OCCUPATION OR EMPLOYMENT
                                                  ------------------------
Hearst Communications
---------------------

George R. Hearst, Jr.*                            Chairman of the Board, Chairman of Executive Committee,
                                                  Director

Frank A. Bennack, Jr.*                            President, Chief Executive Officer, Director

Victor F. Ganzi*                                  Executive Vice President, Chief Operating Officer,
                                                  Director

James M. Asher                                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                              Director; President and Co-Chief Executive Officer: Hearst-Argyle
                                                  Television, Inc.

Cathleen P. Black                                 Senior Vice President, President: Hearst Magazines Division,
                                                  Director

Millicent H. Boudjakdji*                          Director

John G. Conomikes*                                Senior Vice President, Director

Richard E. Deems* (2)                             Director

Ronald J. Doerfler                                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                   Vice President, President: Hearst Magazines International Division

Austin Hearst (3)                                 Director; Vice President: Hearst Entertainment Distribution
                                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                              Director

Randolph A. Hearst*                               Director

William R. Hearst, III* (4)                       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                  Vice President, Controller

George B. Irish                                   Senior Vice President, President: Hearst Newspapers Division,
                                                  Director

Raymond E. Joslin                                 Senior Vice President, President: Hearst Entertainment and
                                                  Syndication Group Administrative Division, Director

Jodie W. King                                     Vice President, Secretary

Harvey L. Lipton* (2)                             Director

Richard P. Malloch                                Vice President, President: Hearst Business Media Group
                                                  Administrative Division

Terence G. Mansfield (5)(6)                       Director, Vice President; Managing Director: The National Magazine
                                                  Co., Ltd.

Gilbert C. Maurer* (2)                            Director

Mark F. Miller*                                   Vice President; Executive Vice President: Hearst Magazines
                                                  Division, Director

Bruce L. Paisner (3)                              Vice President, Executive Vice President: Hearst Entertainment and
                                                  Syndication Group Administrative Division

Raymond J. Petersen*                              Director, Executive Vice President: Hearst Magazines Division

Virginia Hearst Randt                             Director

Debra Shriver                                     Vice President

Alfred C. Sikes                                   Vice President, President: Hearst Interactive Media Division

Jonathan E. Thackeray                             Vice President


Hearst Magazines
----------------

Frank A. Bennack, Jr.*                            Director

Victor F. Ganzi*                                  Director

George J. Green                                   President, Treasurer; President: Hearst Magazines International
                                                  Division, Hearst Communications, Inc.

James M. Asher                                    Vice President

Ronald J. Doerfler                                Vice President

Jodie W. King                                     Vice President, Secretary

Jonathan E. Thackeray                             Vice President

John A. Rohan, Jr.                                Vice President


CDS
---

Donald F. Ross                                    Chairman of the Board, Director

Scott Weis                                        President

James M. Asher                                    Vice President

Kenneth J. Barloon                                Vice President, Controller, Chief Financial Officer

Cathleen P. Black                                 Director; President: Hearst Magazines Division, Hearst
                                                  Communications, Inc.

Ronald J. Doerfler                                Vice President

Chris Holt                                        Vice President

Thomas J. Hughes                                  Vice President

Jodie W. King                                     Vice President, Secretary

Dennis Luther                                     Vice President

Paul McCarthy                                     Vice President

Mark F. Miller*                                   Director, Vice President; Executive Vice President: Hearst
                                                  Magazines Division, Hearst Communications, Inc.

Tim Plimmer                                       Vice President

Lynn Reinicke                                     Vice President

John A. Rohan, Jr.                                Director, Treasurer


Hearst Holdings
---------------

George R. Hearst, Jr.*                            Chairman of the Board, Chairman of Executive Committee,
                                                  Director

Frank A. Bennack, Jr.*                            President, Chief Executive Officer, Director

Victor F. Ganzi*                                  Executive Vice President, Chief Operating Officer,
                                                  Director

James M. Asher                                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                              Director; President and Co-Chief Executive Officer: Hearst-Argyle
                                                  Television, Inc.

Cathleen P. Black                                 Senior Vice President, Director; President: Hearst Magazines
                                                  Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                          Director

John G. Conomikes*                                Senior Vice President, Director

Richard E. Deems* (2)                             Director

Ronald J. Doerfler                                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                   Vice President; President: Hearst Magazines International Division,
                                                  Hearst Communications, Inc.

Austin Hearst (3)                                 Director; Vice President: Hearst Entertainment Distribution
                                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                              Director

Randolph A. Hearst*                               Director

William R. Hearst, III* (4)                       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                  Vice President

George B. Irish                                   Senior Vice President, Director; President: Hearst Newspapers
                                                  Division, Hearst Communications, Inc.

Raymond E. Joslin                                 Senior Vice President, Director; President: Hearst Entertainment
                                                  and Syndication Group Administrative Division, Hearst
                                                  Communications, Inc.

Jodie W. King                                     Vice President, Secretary

Harvey L. Lipton* (2)                             Director

Richard P. Malloch                                Vice President; President: Hearst Business Media Group
                                                  Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                       Director, Vice President; Managing Director: The National

                                                  Magazine Co., Ltd.

Gilbert C. Maurer* (2)                            Director

Mark F. Miller*                                   Director, Vice President; Executive Vice President: Hearst
                                                  Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                              Vice President; Executive Vice President: Hearst Entertainment and
                                                  Syndication Group Administrative Division, Hearst Communications,
                                                  Inc.

Raymond J. Petersen*                              Director; Executive Vice President: Hearst Magazines Division,
                                                  Hearst Communications, Inc.

Virginia Hearst Randt                             Director

Debra Shriver                                     Vice President

Alfred C. Sikes                                   Vice President; President: Hearst Interactive Media Division,
                                                  Hearst Communications, Inc.

Jonathan E. Thackeray                             Vice President


Hearst
------

George R. Hearst, Jr.*                            Chairman of the Board, Chairman of Executive Committee,
                                                  Director

Frank A. Bennack, Jr.*                            President, Chief Executive Officer, Director

Victor F. Ganzi*                                  Executive Vice President, Chief Operating Officer,
                                                  Director

James M. Asher                                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                              Director; President and Co-Chief Executive Officer: Hearst-Argyle
                                                  Television, Inc.

Cathleen P. Black                                 Senior Vice President, Director; President: Hearst Magazines
                                                  Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                          Director

John G. Conomikes*                                Senior Vice President, Director

Richard E. Deems* (2)                             Director

Ronald J. Doerfler                                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                   Vice President; President: Hearst Magazines International

                                                  Division, Hearst Communications, Inc.

Austin Hearst (3)                                 Director; Vice President: Hearst Entertainment Distribution
                                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                              Director

Randolph A. Hearst*                               Director

William R. Hearst, III* (4)                       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                  Vice President

George B. Irish                                   Senior Vice President, Director; President: Hearst Newspapers
                                                  Division, Hearst Communications, Inc.

Raymond E. Joslin                                 Senior Vice President, Director; President: Hearst Entertainment
                                                  and Syndication Group Administrative Division, Hearst
                                                  Communications, Inc.

Jodie W. King                                     Vice President, Secretary

Harvey L. Lipton* (2)                             Director

Richard P. Malloch                                Vice President; President: Hearst Business Media Group
                                                  Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                       Director, Vice President; Managing Director: The National Magazine
                                                  Co., Ltd.

Gilbert C. Maurer* (2)                            Director

Mark F. Miller*                                   Director, Vice President; Executive Vice President: Hearst
                                                  Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                              Vice President; Executive Vice President: Hearst Entertainment and
                                                  Syndication Group Administrative Division, Hearst Communications,
                                                  Inc.

Raymond J. Petersen*                              Director; Executive Vice President: Hearst Magazines Division,
                                                  Hearst Communications, Inc.

Virginia Hearst Randt                             Director

Debra Shriver                                     Vice President

Alfred C. Sikes                                   Vice President; President: Hearst Interactive Media Division,
                                                  Hearst Communications, Inc.

Jonathan E. Thackeray                             Vice President

----------------------------------
(1)      888 Seventh Avenue
         New York, NY 10106

(2)      Self-employed, non-employed or retired

(3)      235 E. 45th Street
         New York, NY 10017

(4)      2750 Sand Hill Road
         Menlo Park, CA 94025

(5)      U.K. Citizen

(6)      National Magazine House
         72 Broadwick Street
         London, England NIV 2BP